Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025, Bio-Path Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Bio-Path Holdings, Inc. effective at the opening of the trading session on July 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b). The Company was notified of the Staff determination on September 12, 2024.
On September 19, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On November 5, 2024, the hearing was held. On February 12, 2025, the Panel reached a decision and a Decision letter was issued on February 14, 2025. The Company security was suspended on February 19, 2025.
The Staff determination to delist the Company security became final on February 19, 2025.